Exhibit D-2


                               STATE OF NEW JERSEY
                            BOARD OF PUBLIC UTILITIES


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In The Matter Of The  Verified  Petition  :
Of Jersey Central Power & Light Company,  :
Doing  Business  As  GPU  Energy,  For A  :     Docket No. EF99080615
Bondable  Stranded  Cost  Rate  Order In  :
Accordance  With  Chapter 23 Of The Laws  :
Of 1999, To Authorize The  Imposition Of  :
A Non-bypassable Transition Bond Charge,  :
The  Issuance  And  Sale  Of Up To  $587  :     AMENDMENT NO. 1
Million  Aggregate  Principal  Amount Of  :             TO
Transition  Bonds By A Financing  Entity  :     VERIFIED PETITION
To   Recover    Petitioner's    Bondable  :
Stranded  Costs,  And The Application Of  :
Transition   Bond   Proceeds  To  Retire  :
Outstanding Debt, Equity Or Both, And To  :
Approve   The    Methodology   For   The  :
Calculation   And   Adjustment   Of  The  :
Transition   Bond   Charge   And  Market  :
Transition Charge-Tax Related Thereto.    :
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            Petitioner,  Jersey Central Power & Light Company, doing business as
GPU Energy (the "Company"), an electric public utility subject to the regulatory jurisdiction of the Board of Public Utilities (the "Board"), and maintaining its principal New Jersey offices at 300 Madison Avenue, Morristown, New Jersey
07962,  hereby  amends  its  Verified  Petition  ("Initial   Petition")  in  the
above-referenced docket as set forth below. (Capitalized terms defined in the Initial Petition and used herein shall have the meaning ascribed to them in the Initial Petition.)

Overview

            1. As stated in the Initial Petition, at the time the Initial Petition was filed with the Board, the Company was seeking a buyer for Oyster Creek. On October 15, 1999, the Company executed definitive agreements with AmerGen Energy Company, LLC ("AmerGen") providing for the sale of Oyster Creek to AmerGen for $10 million. Under the terms of the sale, the Company will provide funding for Oyster Creek's decommissioning trusts up to $430 million, which will require the Company to contribute an estimated $132 million to the trusts at closing ("Decommissioning Closing Contribution"), assuming an April 1, 2000 closing. AmerGen will then assume all decommissioning liabilities and obligations. In addition, the Company will fund



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the costs for the next refueling outage at Oyster Creek,  scheduled for the fall of 2000, up to $88.6 million ("Outage Funding"), subject to reimbursement by AmerGen as described in Paragraph 6 below.

            2. As set forth in more detail in the Petition seeking approval of the sale of Oyster Creek ("Oyster Creek Petition"), even after providing for the Company's full recovery of the Decommissioning Closing Contribution and the Outage Funding, the sale transaction will save ratepayers approximately $169 million through 2009, or approximately $109 million on a net present value basis, as compared to the amounts that would be collected from ratepayers upon the retirement of Oyster Creek in September 2000 pursuant to the rate structure already approved by the Board in the Recovery Order.(1)

            3. The Decommissioning Closing Contribution and the Outage Funding are properly deemed Bondable Stranded Costs under the Electric Discount and Energy Competition Act, N.J.S.A. 48:3-62 et seq. (the "Act"). Consequently, the Company now hereby amends its Petition in the above-referenced docket to seek an increase in the amount of Bondable Stranded Costs it will securitize in the Transition Bond Transaction by $167 million ("Additional Amount"), such that the total aggregate principal amount of Transition Bonds that the Company seeks to issue in the Transition Bond Transaction is now $587 million.(2)

            4. In the Initial Petition, the Company also sought authority to issue up to approximately $125 million principal amount of additional Transition Bonds in the event of certain IRS tax rulings (see paragraphs 5.a and 5.r of the Initial Petition). The Company has now determined that this additional authority is not needed and withdraws such request. The Company requested this authority because it initially believed that reducing the amount of the net investment in the plant recoverable through securitization, by the accumulated deferred income taxes attributable to the plant, might be regarded by the IRS as a violation of the Code's "normalization" requirements. However, upon further analysis, the Company is satisfied that this will not be the case. This is because the "OTC" component of the MTC provides a recovery of the Company's net investment in the plant,

-------------------
1 As noted in the Oyster Creek Petition, the inability to flow certain tax benefits through to ratepayers after the plant's retirement under the shutdown scenario reflected in the Recovery Order would increase these savings to approximately $195 million, or approximately $125 million on a net present value basis.
2 Accordingly, this Amendment has revised the caption in this docket to reflect this larger principal amount of Transition Bonds now covered by the amended Petition, and also to delete from the caption the reference to possible additional Transition Bonds related to IRS tax rulings (see Paragraph 4 below).

                                        2


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unreduced  by  the  accumulated   deferred  income  taxes,   through  a  12-year
annuitization. When securitization is implemented, the TBC will reduce but will not supersede the foregoing annuity included in the OTC/MTC. As a result, the Company believes that it will continue to recover the entire amount of its net investment in the plant, through the combined effect of the TBC and the OTC/MTC. The Company believes that in these circumstances, the proposed regulatory treatment of the accumulated deferred income taxes for purposes of the Transition Bond Transaction will not raise an issue requiring an IRS ruling.

Decommissioning

            5. As noted above, the Company has agreed to fund the Oyster Creek nuclear decommissioning trusts at the closing of the Oyster Creek sale by making the Decommissioning Closing Contribution. The Company's funding obligation is subject to adjustment based upon the date of closing of the Oyster Creek sale, the allocation of assets between the qualified and nonqualified decommissioning funds at the time of closing and the present value of the potential income taxes attributed to the unrealized investment gains or losses in the qualified decommissioning trust fund at the time of closing. As of the date of closing, all liabilities and obligations for the decommissioning of Oyster Creek will be assumed by AmerGen and the Company will have no further liabilities or obligations with respect to the Oyster Creek decommissioning.

Refueling Outage

            6. Pursuant to the Purchase and Sale Agreement ("PSA") executed by the Company and AmerGen with respect to Oyster Creek, the Company will fund, through the Outage Funding, the outage costs for Oyster Creek's next refueling (expected to occur in the fall of 2000), including additional nuclear fuel costs which are expected to be incurred in connection with the refueling, subject to an outage cost cap of $88.6 million (the "Outage Cost Cap"). In accordance with the PSA, AmerGen will reimburse the Company for any outage costs up to the Outage Cost Cap in nine equal annual installments, without interest, beginning one year after the closing date.(3) The party owning Oyster Creek during the next refueling outage, which will presumably be AmerGen, will be solely responsible for any outage costs in excess of the Outage Cost Cap.

Securitization

            7. The Decommissioning Closing Contribution and the Outage Funding constitute utility generation plant stranded costs
-------------------
3 As set forth in the Oyster Creek Petition, following the Transition Bond Transaction these payments will be credited to the Deferred Balance as received, for the benefit of ratepayers. 3


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and are  therefore  eligible for  securitization  under Section 14.a and Section
13.a(1) of the Act. In effect, these amounts represent additional investments that the Company must make in Oyster Creek in order to effectuate the sale to AmerGen and provide the benefits to ratepayers described in Paragraph 2 above. Moreover, the decommissioning costs represent investments that the Company would be required to make, and entitled to recover, in any event if it retained ownership of the plant. As such, they are includable in the "net cost" of the plant and in the calculation of stranded costs (the difference between net cost and market value (see definition of "stranded cost" in Section 3 of the Act)). Moreover, as discussed below, there are ample bases for the Board to make the findings required by Section 14.b of the Act.

            First, the Board has already found in the Recovery Order that the Company has taken reasonable measures, and has the appropriate incentives or plans in place to take reasonable measures, to mitigate the total amount of its stranded costs. (See Section 14.b(1).)

            Further, the securitization of these amounts will permit the Company's future rates to be reduced from the levels that otherwise would be collected from ratepayers, as approved in the Recovery Order, to an extent that could not be achieved absent the issuance of the Transition Bonds. Indeed, when compared to the recovery of these amounts at a full return, to which the Company would otherwise be entitled,(4) securitization will reduce the amount to be collected in respect of the Decommissioning Closing Contribution and the Outage Funding by $72 million on a net present value basis (see Exhibit H). This reduction in the amount that would otherwise be required to be collected from ratepayers will then be credited to the Deferred Balance. Such credit will reduce the future burden on ratepayers who are required by the Recovery Order to pay rates sufficient to provide for the full recovery of the Deferred Balance.(5) Thus, securitization of these amounts will create additional quantifiable benefits for ratepayers. (See Section 14.b(2) & (3).)

-------------------

4 In light of the substantial savings to ratepayers from the sale of Oyster Creek, as discussed in Paragraph 2 of this Amendment, it would be unfair to require the Company to consummate a transaction with such substantial ratepayer savings without allowing the Company to recover all of the costs (including financing costs) it incurs to achieve such benefits. See Paragraph 40 of the Oyster Creek Petition and footnote 10 thereto.

5 Because most of the savings are in the early years, securitization of the Decommissioning Closing Contribution will reduce the Deferred Balance at July 31, 2003 by approximately $29 million (plus interest) and securitization of the Outage Funding will reduce the Deferred Balance at July 31, 2003 by an additional approximately $29 million (plus interest).

                                        4


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            Finally,  for the  reasons set forth in the  Initial  Petition,  the structuring and pricing of the Transition Bonds will assure that the Company's ratepayers pay the lowest Transition Bond Charge consistent with market conditions. (See Section 14.b(4).)

            8. The  Attachments  to  Exhibits I and J provide  information  with respect to the debt design and the initial TBC and MTC-Tax for the Decommissioning Closing Contribution and the Outage Funding, respectively, in a manner that corresponds to Attachments E-1 and E-2 to Exhibit E to the Initial Petition. Exhibits I and J use the same methodology described in Attachment E-3 to Exhibit E to the Initial Petition.

Other Related Modifications

            9. Securitization of the Decommissioning Closing Contribution and the Outage Funding will increase the Upfront Transaction Costs by $.9 million. Such additional costs constitute "Bondable Stranded Costs", as defined in the Act, and are included in the principal amount of Transition Bonds to be issued in the Transition Bond Transaction as set forth above.

            10. Because an increase in the size of the Transition Bond Transaction will not materially increase the cost of servicing the Transition Bonds, the Servicing Fee will be reduced to .075% of the aggregate initial principal amount of the Transition Bonds.

Use of Proceeds

            11. The Company will use any net proceeds it receives in connection with the securitization of the Additional Amount to reduce its Bondable Stranded Costs through the retirement of debt or equity, or both, so as not to substantially alter the Company's overall capital structure, in accordance with
Section 14 of the Act and the Recovery Order.

                                    Respectfully submitted,

Dated:  December 14, 1999           BERLACK, ISRAELS & LIBERMAN LLP
                                    Attorneys for Petitioner,
                                    Jersey Central Power & Light
                                    Company, doing business as
                                    GPU Energy

                                       By:
                                         -------------------------------------
                                                  Marc B. Lasky
                                                  Of Counsel
                                             65 Madison Avenue
                                             Morristown, NJ  07960
                                             (973) 644-3400
                                        5


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                                    AFFIDAVIT
                                    ---------
                                       OF
                                       --
                                  VERIFICATION
                                  ------------


            Michael J. Filippone, being duly sworn upon his oath, deposes and says:

            1. I am Director of Rates - New Jersey for Jersey Central Power & Light Company, doing business as GPU Energy, the Petitioner named in the above-captioned matter, and I am duly authorized by said Petitioner to make this Affidavit of Verification on its behalf.

            2. I have read the contents of the foregoing Amendment No. 1 to Verified Petition, and have reviewed the underlying documentation regarding the Petitioner's request for a bondable stranded costs rate order. Based thereon, I hereby verify that the statements of fact and other information contained therein are true and correct to the best of my knowledge, information and belief.

                                         ----------------------
                                          Michael J. Filippone


Sworn to and subscribed before
me this --- day of December, 1999



-----------------------------------
              Marc B. Lasky
        An Attorney at Law of the
            State of New Jersey
















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